Filed by Hub Cyber Security (Israel) Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Mount Rainier Acquisition Corp.
Commission File No.: 001-40870

On December 29, 2022, Mount Rainier Acquisition Corp. published the following supplement to its proxy statement distributed in connection with its proposed merger with Hub Cyber Security (Israel) Ltd.:

MOUNT RAINIER ACQUISITION CORP.
256 W. 38th Street, 15th Floor
New York, NY 10018

December 29, 2022

Dear Stockholders:

You recently received proxy materials for the upcoming special meeting of stockholders of Mount Rainier Acquisition Corp. (the “Company,” “RNER” or “we”), a Delaware corporation.

The information set forth in Supplement No. 2 (“Supplement No. 2”) below updates, amends and supplements the proxy statement/prospectus, dated December 9, 2022, filed on December 9, 2022 with the U.S. Securities and Exchange Commission, or SEC, and supplemented by Supplement No. 1 dated December 22, 2022 (as supplemented, the “proxy statement/prospectus”), filed by HUB Cyber Security (Israel) Ltd., a company organized under the laws of Israel (“HUB Security”), which forms a part of a registration statement on Form F-4 (File No. 333-267035) filed with the SEC by HUB Security, declared effective by the SEC on December 8, 2022. We urge you to read the supplement, together with the proxy statement/prospectus previously sent to you carefully and in its entirety. You can find more information on the special meeting in the Company’s proxy statement/prospectus available at https://www.astproxyportal.com/ast/98550.

On December 28, 2022, the Company determined to postpone the special meeting of stockholders (the “Special Meeting”) originally scheduled for Friday, December 30, 2022, at 10:00 a.m., Eastern Time, to allow additional time for shareholders to review the information set forth in Supplement No. 2.

The Special Meeting will now be held on Wednesday, January 4, 2023, at 10:00 a.m., Eastern Time. Accordingly, the deadline for delivery of redemption requests to the Company’s transfer agent will be extended until 3:00 p.m., Eastern Time, on December 30, 2022 (two business days prior to the Special Meeting). There is no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Special Meeting. The Special Meeting will be a virtual meeting. You are cordially invited to attend and participate in the special meeting online by visiting https://web.lumiagm.com/297859227 using the password “mtrainier2022” and control number on your proxy card.

As discussed in the proxy statement/prospectus, the purpose of the Special Meeting is to consider and vote upon the following proposals:

●	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal (the “Business Combination Proposal”) to approve and adopt the Business Combination Agreement, a copy of which is attached to the proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the Business Combination whereby Rover Merger Sub Inc., a Delaware corporation (“Merger Sub”), will merge with and into RNER, with RNER surviving the merger as a wholly owned subsidiary of HUB Cyber Security (Israel) Ltd., a company organized under the laws of Israel (“HUB Security”);

●	Proposal No. 2 — The Charter Proposals — to approve the following material differences between RNER’s amended and restated certificate of incorporation (the “RNER Charter”) and HUB Security’s amended and restated articles of association (the “HUB Security Articles”) to be effective upon the consummation of the Business Combination:

(i)            the name of the new public entity will be “HUB Cyber Security (Israel) Ltd.” as opposed to “Mount Rainier Acquisition Corp.”;

(ii)           HUB Security’s corporate existence is perpetual as opposed to RNER’s corporate existence terminating if a business combination is not consummated within a specified period of time; and

(iii)          the HUB Security Articles will not include the various provisions applicable only to special purpose acquisition corporations that the RNER Charter contains (collectively, the “Charter Proposals”);

●	Proposal No. 3 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, if the parties are not able to consummate the Business Combination (the “Adjournment Proposal”).

Each of the proposals are more fully described in the proxy statement/prospectus.

YOUR PARTICIPATION IS EXTREMELY IMPORTANT — PLEASE VOTE TODAY

If you have any questions relating to the special meeting, voting your shares, or need to request additional proxy materials, you may contact our proxy solicitor at:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll-Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

We appreciate your support.

IF YOUR SHARES ARE HELD IN A BROKERAGE ACCOUNT YOU SHOULD KNOW THAT
YOUR BROKER WILL NOT VOTE YOUR SHARES IF THEY DON’T RECEIVE
INSTRUCTIONS FROM YOU.

PLEASE VOTE YOUR SHARES NOW SO YOUR VOTE CAN BE COUNTED WITHOUT DELAY.

SUPPLEMENT NO. 2
TO

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF
MOUNT RAINIER ACQUISITION CORP.

PROSPECTUS FOR UP TO 22,158,700 ORDINARY SHARES, 17,846,200 WARRANTS,
AND 13,384,650 ORDINARY SHARES UNDERLYING WARRANTS
OF
HUB CYBER SECURITY (ISRAEL) LTD.

MOUNT RAINIER ACQUISITION CORP.
256 W. 38th Street, 15th Floor
New York, NY 10018

This Supplement No. 2 (this “Supplement No. 2”) updates, amends and supplements the proxy statement/prospectus, dated December 9, 2022, filed on December 9, 2022 with the U.S. Securities and Exchange Commission, or SEC, and supplemented by Supplement No. 1 dated December 22, 2022 (as supplemented, the “proxy statement/prospectus”), filed by HUB Cyber Security (Israel) Ltd., a company organized under the laws of Israel (“HUB Security”), which forms a part of a registration statement on Form F-4 (File No. 333-267035) filed with the SEC by HUB Security, declared effective by the SEC on December 8, 2022, relating to the issuance of up to an aggregate of 22,158,700 HUB Security ordinary shares, 17,846,200 HUB Security warrants, and 13,384,650 HUB Security ordinary shares issuable upon the exercise of the HUB Security warrants (as more fully described in the proxy statement/prospectus) in connection with the previously announced proposed business combination (the “Business Combination”) with Mount Rainier Acquisition Corp. (the “Company,” “RNER” or “we”), a Delaware corporation, contemplated under the Business Combination Agreement, dated as of March 23, 2022, as amended on June 19, 2022 (as amended, the “Business Combination Agreement”), by and among RNER, HUB Security and Rover Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of HUB Security (“Merger Sub”); and the notice of meeting and definitive proxy statement/prospectus under Section 14(a) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), with respect to a special meeting which will be held at 10:00 a.m., Eastern time, on January 4, 2023, at which RNER stockholders of record as of the end of business on November 18, 2022 will be asked to consider and vote on the Business Combination and the other related proposals.

Capitalized terms used in this Supplement No.2 and not otherwise defined have the meaning given to them in the proxy statement/prospectus.

To the extent information in this Supplement No. 2 differs from, updates or conflicts with information contained in the proxy statement/prospectus, the information in this Supplement No. 2 is the more current information. This Supplement No. 2 is not complete without, and should not be read or utilized, except in conjunction with the proxy statement/prospectus, including any supplements and amendments thereto.

As more fully described in the proxy statement/prospectus, the special meeting will be held for the purpose of considering and voting on the following proposals:

●	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal (the “Business Combination Proposal”) to approve and adopt the Business Combination Agreement, a copy of which is attached to the proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the Business Combination whereby Rover Merger Sub Inc., a Delaware corporation (“Merger Sub”), will merge with and into RNER, with RNER surviving the merger as a wholly owned subsidiary of HUB Cyber Security (Israel) Ltd., a company organized under the laws of Israel (“HUB Security”);

●	Proposal No. 2 — The Charter Proposals — to approve the following material differences between RNER’s amended and restated certificate of incorporation (the “RNER Charter”) and HUB Security’s amended and restated articles of association (the “HUB Security Articles”) to be effective upon the consummation of the Business Combination:

(i)            the name of the new public entity will be “HUB Cyber Security (Israel) Ltd.” as opposed to “Mount Rainier Acquisition Corp.”;

(ii)           HUB Security’s corporate existence is perpetual as opposed to RNER’s corporate existence terminating if a business combination is not consummated within a specified period of time; and

(iii)         the HUB Security Articles will not include the various provisions applicable only to special purpose acquisition corporations that the RNER Charter contains (collectively, the “Charter Proposals”);

●	Proposal No. 3 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, if the parties are not able to consummate the Business Combination (the “Adjournment Proposal”).

Each of the proposals are more fully described in the proxy statement/prospectus. Please take the time to read carefully each of the proposals in the proxy statement/prospectus before you vote.

HUB Security continues to develop its relationships with its major customers. As previously reported, through the assets acquisition of a Europe-based company consummated in July 2022, HUB Security assumed contracts that are expected to generate over $500 million in revenue for the provision of seven secured data centers in the coming years. Phase one of these contracts, which is expected to generate $80 million in revenue, was signed in March 2022 and includes the installation of a secured data center using HUB Security’s Confidential Computing technology and solutions. The first milestones under these contracts (design and proof of concept of the solutions) are in the advanced stages. When preparing the Updated Projections included in the proxy statement/prospectus, HUB Security assumed that $24 million in revenue would be generated and recognized under this contract in the fiscal year ended December 31, 2022.

Following the consummation of the aforementioned acquisition, Hub Security also assumed an agreement with a specific customer for the provision of four secured data centers that the Company expects will generate approximately $260 million in revenue in the coming years. In September 2022, Hub Security received a purchase order under the contract for $20.5 million. The Updated Projections assumed that $14 million in revenue would be generated and recognized under this contract in 2022.

As of the date of this filing, due to various system reviews required to be conducted by the respective counterparties, HUB Security continues to await the receipt of amended purchase orders from such counterparties in connection with deliveries that were being made as part of the milestones under these contracts. As a result, HUB Security may not receive cash amounts from these customers until such purchase order amendments are executed. As a result there is uncertainty that the Company will recognize in its audited financial statements for the fiscal year ended December 31, 2022, the $24 million and $14 million in revenue that were assumed in the Updated Projections; however, the Company believes that the revenues under these agreements will begin being recognized no later than the first quarter of 2023. In the event the Company is unable to recognize such revenues in whole or in part, the Company may report total revenue in 2022 below the amount projected in the Updated Projections and, as a result, lower gross profit and Adjusted EBITDA than projected as well. In the event that, none of, or a substantial portion of such revenue is not recognized, Adjusted EBITDA for the period may be negative. Despite the potential slippage in the recognition of these revenues, HUB Security does not anticipate any material impact on its business moving forward into 2023.

Notwithstanding these developments, the Company continues to expect that its cash on hand, together with anticipated cash flows from operations, available credit under existing debt facilities, and liquidity from other sources of capital, will be sufficient to fund its existing commitments and capital expenditures necessary to execute on its growth plan over the next twelve months.

The updated information in this filing should not be viewed as public guidance nor as a reaffirmation of the Updated Projections. The Updated Projections were prepared in good faith by HUB Security’s management, based on their reasonable best estimates and assumptions with respect to the expected future financial performance of HUB Security at the time the Updated Projections were prepared and speak only as of that time. Except as required by applicable securities laws, HUB Security does not intend to make publicly available any update or other revision to the Updated Projections. The information in this filing reflects numerous assumptions, including assumptions with respect to revenue generation and recognition, general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond HUB Security’s control, such as the risks and uncertainties contained in the section “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data” in the proxy statement/prospectus.

The proxy statement/prospectus provides RNER stockholders with detailed information about the Business Combination and other matters to be considered at the special meeting of RNER stockholders, including RNER stockholders’ right to redeem their shares for a pro rata portion of the cash held in RNER’s trust account in connection with the Business Combination. See “Questions and Answers About the Business Combination and the Special Meeting” in the proxy statement/prospectus for additional detail regarding the redemption process. Note that the Special Meeting will now be held on Wednesday, January 4, 2023, at 10:00 a.m., Eastern Time. Accordingly, the deadline for delivery of redemption requests to the Company’s transfer agent will be extended until 3:00 p.m., Eastern Time, on December 30, 2022 (two business days prior to the Special Meeting). We encourage you to read the entire proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 18 of the proxy statement/prospectus.

Neither the Securities and Exchange Commission, the Israel Securities Authority nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if the proxy statement/prospectus as supplemented by Supplement No. 2 is accurate or adequate or determined that the proxy statement/prospectus as supplemented by Supplement No. 2 is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 is December 29, 2022.

This Supplement No. 2 should be read in conjunction with the proxy statement/prospectus, which should be read carefully and in its entirety.

SUPPLEMENT NO. 2 TO THE PROXY STATEMENT/PROSPECTUS

Forward-Looking Statements

The proxy statement/prospectus as supplemented by Supplement No. 2 contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in the proxy statement/prospectus as supplemented by Supplement No. 2, including statements regarding HUB Security’s, RNER’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HUB Security’s or RNER’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company as set forth in the sections of the proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — RNER’s Board of Directors’ Reasons for the Business Combination and Recommendation of Its Board of Directors.” Forward-looking statements also include statements regarding the expected benefits of the proposed Business Combination between HUB Security and RNER.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●  HUB is a company with a history of net losses. HUB anticipates increasing operating expenses in the future, and it may not be able to achieve or maintain profitability.

●  HUB’s limited operating history makes it difficult to evaluate its business and future prospects and increases the risk of your investment.

●  HUB’s reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in its solutions or if its customers experience security breaches, which could have a material adverse effect on HUB’s business, reputation and operating results.

●  HUB’s ability to introduce new products, features, integrations, and enhancements is dependent on adequate research and development resources.

●  HUB currently has and targets many customers that are large corporations and government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

●  HUB may not be able to convert its customer orders in backlog or pipeline into revenue.

●  HUB may need to raise additional funds in the future in order to execute its business plan and these funds may not be available to HUB when it needs them. If HUB cannot raise additional funds when it needs them, its business, prospects, financial condition and operating results could be negatively affected.

●  The COVID-19 pandemic has impacted and may continue to impact HUB’s business, operating results and financial condition.

●  A shortage of components or manufacturing capacity could cause a delay in HUB’s ability to fulfill orders or increase its manufacturing costs.

●  HUB’s management team has limited experience managing a U.S. listed public company.

●  HUB’s business relies on the performance of, and HUB faces stark competition for, highly skilled personnel, including its management, other key employees and qualified employees, and the loss of one or more of such personnel or of a significant number of its team members or the inability to attract and retain executives and qualified employees HUB needs to support its operations and growth, could harm HUB’s business.

●  Changes in tax laws or exposure to additional income tax liabilities could affect HUB’s future profitability.

●  As a cyber security provider, if any of HUB’s systems, its customers’ cloud or on-premises environments, or its internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of its business may be harmed, and HUB may lose business and incur losses or liabilities.

●  Undetected defects and errors may increase HUB’s costs and impair the market acceptance of its products and solutions.

●  HUB may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its products or technology. Its efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

●  The dynamic regulatory environment around privacy and data protection may limit HUB’s offering or require modification of its products and services, which could limit its ability to attract new customers and support its existing customers and increase its operational expenses. HUB could also be subject to investigations, litigation, or enforcement actions alleging that it fails to comply with the regulatory requirements, which could harm its operating results and adversely affect its business.

●  HUB’s actual or perceived failure to adequately protect personal data could subject it to sanctions and damages and could harm HUB’s reputation and business.

●  HUB may be required to indemnify its directors and officers in certain circumstances.

●  A market for HUB’s securities may not develop or be sustained, which would adversely affect the liquidity and price of its securities.

●  HUB’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on HUB’s business and reputation.

●  HUB’s ordinary shares are currently listed and, following the consummation of the Business Combination, unless otherwise approved by the Israeli court, may continue to be listed for a period of time on the Tel Aviv Stock Exchange (TASE), and this may result in price variations.

●  Class action litigation due to stock price volatility or other factors could cause HUB to incur substantial costs and divert management’s attention and resources.

●  If HUB’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, HUB’s operating results could fall below expectations of securities analysts and investors, resulting in a decline in HUB’s stock price.

●  Provisions of Israeli law and HUB’s articles of association may delay, prevent or make difficult an acquisition of HUB, prevent a change of control, and negatively impact HUB’s share price.

●  The HUB ordinary shares and HUB warrants may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in such securities and subject HUB to additional trading restrictions.

●  If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about HUB, its business, or its market, or if they change their recommendations regarding the HUB ordinary shares adversely, then the price and trading volume of the HUB ordinary shares could decline.

●  As HUB is a “foreign private issuer” and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

●  The listing of HUB securities on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for HUB’s securities.

●  Conditions in Israel could materially and adversely affect HUB’s business.

●  It may be difficult to enforce a U.S. judgment against HUB, its officers and directors and the Israeli experts named in the proxy statement/prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on HUB’s officers and directors and these experts.

●  Code Section 7874 may limit the ability of RNER and certain related U.S. corporations to use certain tax attributes following the Business Combination, increase HUB’s U.S. affiliates’ U.S. taxable income or have other adverse consequences to HUB and HUB’s shareholders.

●  RNER may not have sufficient funds to consummate the Business Combination.

●  HUB may issue additional HUB ordinary shares or other equity securities without seeking approval of the HUB shareholders, which would dilute the ownership interests represented by HUB ordinary shares and may depress the market price of the HUB ordinary shares.

●  The Sponsor, an affiliate of current officers and directors of RNER, is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced RNER’s board of directors’ decision to pursue the Business Combination and RNER’s board of directors’ decision to approve it.

●  The projections and forecasts presented in the proxy statement/prospectus may not be an indication of the actual results of the transaction or HUB’s future results.

●  The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

●  Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

●  If RNER is unable to complete the Business Combination or another business combination by March 1, 2023 (or such other date as approved by RNER stockholders through approval of an amendment to the RNER Charter), RNER will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, RNER public stockholders may only receive $10 per share (or less than such amount in certain circumstances) and RNER warrants will expire worthless.

●  Pursuant to the terms of the Put and Call Option Agreement, HUB may be required to buy back certain of its ordinary shares from certain members of the Sponsor group to cover certain tax liabilities of such members.

●  If the Adjournment Proposal is not approved, RNER’s board of directors will not have the ability to adjourn the special meeting to a later date.

●  The other matters described in the section titled “Risk Factors” beginning on page 18 of the proxy statement/prospectus.

In addition, the Transactions are subject to the satisfaction of the conditions to the completion of the Business Combination set forth in the Business Combination Agreement and the absence of events that could give rise to the termination of the Business Combination Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for HUB Security.

HUB Security and RNER caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of the proxy statement/prospectus as supplemented by Supplement No. 2. Neither HUB Security nor RNER undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HUB Security or RNER will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in RNER’s public filings with the SEC or, upon and following the consummation of the Business Combination, in HUB Security’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information” beginning on page 268 of the proxy statement/prospectus.

Market, ranking and industry data used throughout the proxy statement/prospectus, including statements regarding market size and technology adoption rates, is based on the good faith estimates of HUB Security’s management, which in turn are based upon HUB Security’s management’s review of internal surveys, independent industry surveys and publications including third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While HUB Security is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and “HUB Security’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the proxy statement/prospectus.

Additional Information and Where to Find It

In connection with the Business Combination, RNER and HUB Security have filed relevant materials with the SEC, including the registration statement, which includes a definitive proxy statement/prospectus, which was declared effective by the SEC on December 8, 2022, and may file other documents regarding the Business Combination with the SEC. RNER’s stockholders and HUB Security’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus together with this Supplement No. 2, other supplements thereto and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about RNER, HUB Security and the Business Combination. RNER has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders of record as of the close of business on November 18, 2022, the record date established for voting on the Business Combination. Before making any voting or investment decision, investors and stockholders of RNER are urged to carefully read the entire registration statement, the definitive proxy statement/prospectus, the definitive proxy statement on Schedule 14A, in connection with the special meeting filed with the SEC on December 9, 2022, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by RNER and HUB Security with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

RNER and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in RNER and their ownership of RNER securities are included in the definitive proxy statement/prospectus for the Business Combination at www.sec.gov. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

HUB Security and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of HUB Security in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the definitive proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.